SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 2)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

SANTANDER CONSUMER USA HOLDINGS INC.

(Name of the Issuer)

Santander Consumer USA Holdings Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

80283M 101

(CUSIP Number of Class of Securities)

Mahesh Aditya

President and Chief Executive Officer

Santander Consumer USA Holdings Inc.

1601 Elm Street, Suite 800

Dallas, Texas 75201

(214) 634-1110

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Scott F. Smith Andrew W. Ment Covington & Burling LLP 620 Eighth Avenue New York, NY 10018-1405 Telephone: (212) 841-1000	Kenneth A. Lefkowitz Gary J. Simon Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: (212) 837-6000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$2,530,130,465.49	$276,037.23

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by adding (i) the product of (A) 60,516,901, which is the total number of shares of common stock of Santander Consumer USA Holdings Inc. outstanding (“Shares”) not beneficially owned by Santander Holdings USA, Inc. (calculated as the difference between 306,110,456, the total number of outstanding Shares, and 245,593,555, the number of Shares beneficially owned by Santander Holdings USA, Inc.) and (B) $41.50, which is the per Share tender offer price, (ii) the product of (A) 92,407, which is the number of Shares issuable upon the exercise of “in-the-money” options to purchase the Shares, and (B) $25.941, which is the difference between $41.50, which is the per Share tender offer price, and $15.559, which is the weighted average per share exercise price of such options, and (iii) the product of (A) 392,336, which is the total number of Shares subject to restricted stock units, and (B) $41.50, which is the per Share tender offer price. The calculation of the Transaction Valuation is based on information as of August 30, 2021, the most recent practicable date.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for Fiscal Year 2021 issued by the Securities and Exchange Commission, by multiplying the Transaction Valuation by 0.0001091.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	$276,037.23
Form or Registration No.:	Schedule TO
Filing Party:	Santander Holdings USA, Inc.
Date Filed:	September 7, 2021

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on September 7, 2021 with the U.S. Securities and Exchange Commission (the “SEC”) (as amended by Amendment No. 1 filed with the SEC on October 5, 2021, the “Statement”) by Santander Consumer USA Holdings Inc., a Delaware corporation (the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below.

This Amendment No. 2 relates to the cash tender offer by Max Merger Sub Inc., a Delaware corporation (“Purchaser”), a direct wholly-owned subsidiary of Santander Holdings USA, Inc., a Virginia corporation (“Parent”) and an indirect wholly owned subsidiary of Banco Santander, S.A., a Spanish bank organized under the laws of the Kingdom of Spain (“Ultimate Parent”), to acquire all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company that Parent does not already own at an offer price per Share equal to $41.50, net to the seller in cash, without interest and subject to deduction for any required withholding taxes. The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of August 23, 2021 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable following the time at which Shares may be first accepted for payment and paid for under the Offer (the “Acceptance Time”) and subject to the satisfaction or waiver (to the extent waivable) of the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), without a vote of the stockholders of the Company in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser, Parent and Ultimate Parent on September 7, 2021 (as amended or supplemented from time to time, the “Schedule TO”), which contain as exhibits an Offer to Purchase dated September 7, 2021 (the “Offer to Purchase,” and the related Letter of Transmittal (the “Letter of Transmittal”), which together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, constitutes the “Offer”). In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on September 7, 2021 (together with any exhibits and annexes attached thereto and as amended or supplemented from time to time, the “Schedule 14D-9”).

The information in the Statement is incorporated into this Amendment No. 2 by reference to all of the applicable items in the Statement, except that such information is amended and supplemented to the extent provided in this Amendment No. 2. All information contained in this Amendment No. 2 and the Statement concerning the Company, Parent, Ultimate Parent and Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule 14D-9.

The information contained in the Schedule TO as amended by the Tender Offer Statement (Amendment No. 2) on Schedule TO filed by Purchaser, Parent and Ultimate Parent on October 20, 2021, a copy of which is filed as Exhibit (a)(1)(H) hereto, and the information contained in the Schedule 14D-9 as amended by Amendment No. 2 filed by the Company with the SEC on October 20, 2021, a copy of which is filed as Exhibit (a)(2)(C) hereto, are incorporated in this Amendment No. 2 by reference, and amend, supplement and restate, as the case may be, the Statement.

ITEM 16. EXHIBITS.

Item 16 is amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(H)	Tender Offer Statement (Amendment No. 2) on Schedule TO (incorporated by reference to the Schedule TO filed by Purchaser, Parent and Ultimate Parent on October 20, 2021).

(a)(2)(C)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 20, 2021).

(a)(5)(D)	Press release issued by Parent on October 20, 2021 (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by Purchaser, Parent and Ultimate Parent on October 20, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 20, 2021

SANTANDER CONSUMER USA HOLDINGS INC.

By:	/s/ Christopher Pfirrman
Name:	Christopher Pfirrman
Title:	Chief Legal Officer

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